DBS

May 7, 2008

SEC Mail
Mail Processing
Section

MAY 12 2008

Washington, DC
106

[redacted]

08002607

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR FIRST QUARTER OF 2008

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the first quarter of 2008.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

HLC/et

PROCESSED
MAY 21 2008
THOMSON REUTERS

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2008\6 May\finance result-ltr.doc

5/19

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg. No 199901152M
06-18-003 (09/2004)

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended 31 March 2008.

For the first quarter of 2008, the Directors have declared an interim one-tier tax-exempt dividend of 20 cents (first quarter 2007: 20 cents less 18% tax) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 20 cents (first quarter 2007: 20 cents less 18% tax) for each DBSH ordinary share.

The first quarter 2008 dividends will be payable on 4 June 2008. DBSH shares will be quoted ex-dividend on 20 May 2008. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 23 May 2008. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 22 May 2008 will be registered to determine shareholders' entitlement to the first quarter 2008 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the first quarter 2008 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

6 May 2008
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results For the First Quarter ended 31 March 2008

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2007, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2008, the Group adopted the new or revised INT FRS, which are issued by the Accounting Standard Council ("ASC"), that are relevant for the Group.

- INT FRS 111: FRS 102 – Group and Treasury Share Transactions
- INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

	1st Qtr 2008	1st Qtr 2007 [1/]	% chg	4th Qtr 2007	% chg
Selected income statement items ($m)					
Net interest income	1,057	974	9	1,059	-
Net fee and commission income	353	309	14	379	(7)
Net trading (loss)/income	(161)	171	NM	(25)	(>100)
Net income/(loss) from financial instruments designated at fair value	85	(46)	NM	4	>100
Net income from financial investments	211	124	70	104	>100
Other income	18	10	80	12	50
Total income	1,563	1,542	1	1,533	2
Less: Expenses	656	658	-	648	1
Profit before allowances	907	884	3	885	2
Less: Allowances for credit and other losses	140	105	33	182	(23)
Share of profits of associates	23	26	(12)	32	(28)
Profit before tax	790	805	(2)	735	7
Net profit attributable to shareholders (Net profit)	603	617	(2)	558	8
Add: One-time items [2/]	-	-	-	(67)	NM
Net profit including one-time items	603	617	(2)	491	23
Selected balance sheet items ($m)					
Customer loans [3/]	114,227	94,294	21	108,433	5
Interbank assets [4/]	28,606	25,619	12	24,564	16
Total assets	251,453	209,921	20	233,591	8
Customer deposits [5/]	157,379	136,443	15	153,572	2
Total liabilities	227,996	188,144	21	210,433	8
Shareholders' funds	20,850	19,430	7	20,481	2
Key financial ratios (%) (excluding one-time items) [6/]					
Net interest margin	2.09	2.21		2.11	
Non-interest/total income	32.4	36.8		30.9	
Cost/income ratio	42.0	42.7		42.3	
Return on assets	0.99	1.21		0.96	
Return on equity [7/]	11.61	12.99		10.88	
Loan/deposit ratio	72.6	69.1		70.6	
NPL ratio	1.0	1.5		1.1	
Specific allowances (loans)/average loans (bp)	13	-		6	
Tier 1 capital adequacy ratio	9.2	9.6		8.9	
Total capital adequacy ratio	13.4	13.6		13.4	

	1st Qtr 2008	1st Qtr 2007 [1]	% chg	4th Qtr 2007	% chg
Per share data ($)					
Per basic share					
– earnings excluding one-time items and goodwill charges	1.58	1.63		1.47	
– earnings	1.58	1.63		1.42	
– net book value [7]	13.43	12.54		13.20	
Per diluted share					
– earnings excluding one-time items and goodwill charges	1.52	1.56		1.41	
– earnings	1.52	1.56		1.37	
– net book value [7]	13.15	12.39		12.93	

Notes:
1/ Figures have been reclassified to make them consistent with the current quarter's presentation
2/ One-time items include impairment charges for Thai investment
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net asset value and return on equity
NM Not Meaningful

First-quarter net profit of $603 million was 2% below a year ago as higher net interest and fee incomes were offset by less favourable trading results. Compared to the previous quarter, net profit was 8% higher as gains from the sale of investment securities rose and allowances fell.

Loan demand continued to expand across the region, resulting in net interest income rising 9% from a year ago to $1.06 billion, a level similar to the previous quarter. Net fee income rose 14% from a year ago as contributions from loan syndication increased, but fell 7% from the previous quarter due to lower capital market activities.

Trading activities recorded a net loss of $161 million compared to a net loss of $25 million in the previous quarter and a net gain of $171 million a year ago. This quarter's gains from foreign exchange and other trading activities were more than offset by a previously-announced charge of $86 million for Rosa as well as marked-to-market losses on trading positions as credit spreads widened further.

Expenses were carefully managed and amounted to $656 million, similar to a year ago and 1% higher than the previous quarter. The cost-income ratio was kept at the previous quarter's 42% and compared to the 43% a year ago.

Asset quality remained good, with the non-performing loan rate improving further to 1.0% from 1.1% in the previous quarter. Specific loan allowances of 13 basis points were within the range of recent quarters. General allowances were higher than the previous quarter in view of the strong loan growth this quarter. Nevertheless, total allowances of $140 million were 23% below the previous quarter, when substantial allowances were made for collateralised debt obligations.

Return on equity of 11.6% was lower than the 13.0% a year ago but better than the 10.9% in the previous quarter. Return on assets was 0.99% compared with 1.21% a year ago and 0.96% in the previous quarter.

NET INTEREST INCOME

Average balance sheet	1st Qtr 2008 Average balance ($m)	1st Qtr 2008 Interest ($m)	1st Qtr 2008 Average rate (%)	1st Qtr 2007 Average balance ($m)	1st Qtr 2007 Interest ($m)	1st Qtr 2007 Average rate (%)	4th Qtr 2007 Average balance ($m)	4th Qtr 2007 Interest ($m)	4th Qtr 2007 Average rate (%)
Interest-bearing assets									
Customer loans	111,027	1,308	4.74	90,121	1,248	5.62	105,474	1,430	5.38
Interbank assets	38,219	258	2.72	34,765	301	3.51	39,260	312	3.16
Securities	54,256	581	4.31	52,923	575	4.40	53,984	609	4.48
Total	203,502	2,147	4.24	177,809	2,124	4.84	198,718	2,351	4.69
Interest-bearing liabilities									
Customer deposits	154,445	673	1.75	134,312	746	2.25	147,861	801	2.15
Other borrowings	39,979	417	4.19	34,236	404	4.79	42,725	491	4.56
Total	194,424	1,090	2.26	168,548	1,150	2.77	190,586	1,292	2.69
Net interest income/margin [1]		1,057	2.09		974	2.21		1,059	2.11

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

The increase in net interest income from a year ago was due to a rise in asset volumes, particularly customer loans, which more than offset the impact of lower margins. Interest margins fell 12 basis points to 2.09% as spreads between asset yields and funding costs declined in both Singapore and Hong Kong.

Compared to the previous quarter, net interest income was little changed as a rise in asset volumes was offset by a two basis point decline in interest margins. Interest margins in Singapore were stable as lower asset yields were offset by lower deposit costs and a better deposit mix. In Hong Kong, where prime-Hibor spreads widened after narrowing for several quarters, interest margins fell due partly to a lag in the repricing of fixed deposit costs.

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Qtr 2008 versus 1st Qtr 2007 Volume	Rate	Net change	1st Qtr 2008 versus 4th Qtr 2007 Volume	Rate	Net change
Interest income						
Customer loans	289	(242)	47	74	(179)	(105)
Interbank assets	30	(75)	(45)	(8)	(43)	(51)
Securities	14	(13)	1	3	(23)	(20)
Total	333	(330)	3	69	(245)	(176)
Interest expense						
Customer deposits	112	(190)	(78)	36	(154)	(118)
Other borrowings	72	(62)	10	(43)	(25)	(68)
Total	184	(252)	(68)	(7)	(179)	(186)
Net impact on interest income	149	(78)	71	76	(66)	10
Due to change in number of days			12			(12)
Net Interest Income			83			(2)

NET FEE AND COMMISSION INCOME

($m)	1st Qtr 2008	1st Qtr 2007	% chg	4th Qtr 2007	% chg
Stockbroking	50	53	(6)	67	(25)
Investment banking	29	29	0	36	(19)
Trade and remittances	52	48	8	56	(7)
Loan related	90	58	55	53	70
Guarantees	11	8	38	10	10
Deposit related	19	19	0	17	12
Credit card	31	27	15	35	(11)
Fund management	14	9	56	11	27
Wealth management	40	47	(15)	70	(43)
Others	17	11	55	24	(29)
Total	353	309	14	379	(7)

Net fee and commission income rose 14% from a year ago and was due mainly to a 55% increase in contributions from loan syndication. Most other fee activities were comparable to a year ago.

Against the previous quarter, net fee and commission income fell 7% as the improvement in loan syndication contributions was more than offset by slower capital market activities such as wealth management, stockbroking and investment banking.

OTHER NON-INTEREST INCOME

($m)	1st Qtr 2008	1st Qtr 2007 1/	% chg	4th Qtr 2007	% chg
Net trading (loss)/income	(161)	171	NM	(25)	(>100)
From trading businesses	(152)	169	NM	(26)	(>100)
From other businesses	(9)	2	NM	1	NM
Net income/(loss) from financial instruments designated at fair value	85	(46)	NM	4	>100
Net income on financial investments	211	124	70	104	>100
Net gain on fixed assets	3	2	50	-	NM
Others (include rental income)	15	8	88	12	25
Total	153	259	(41)	95	61

Note:
1/ Figures have been reclassified to make them consistent with the current quarter's presentation

Net trading income recorded a loss of $161 million as trading gains and customer flows in foreign exchange and interest rate instruments were more than offset by an $86 million loss for Rosa and marked-to-market losses on trading positions as credit spreads widened. In comparison, there had been a gain of $171 million a year ago and a narrower loss of $25 million in the previous quarter.

Net income from the sale of financial investments amounted to $211 million as profits were recorded for the sale of equity and debt investments, including $53 million received for DBS's holdings in Visa Inc, which had an initial public offering during the quarter. The gains were higher than the $124 million a year ago and $104 million in the previous quarter.

EXPENSES

($m)	1st Qtr 2008	1st Qtr 2007	% chg	4th Qtr 2007	% chg
Staff	352	360	(2)	323	9
Occupancy	58	53	9	59	(2)
Computerisation	102	112	(9)	99	3
Revenue-related	34	25	36	37	(8)
Others	110	108	2	130	(15)
Total	656	658	-	648	1
Staff headcount at period-end	14,551	13,177	10	14,523	-
Included in the above table were:					
Depreciation of properties and other fixed assets	34	32	6	32	6
Director's fees	1	#	NM	1	-
Audit fees payable	2	2	-	2	-

Amount under $500,000

Expenses of $656 million were little changed from a year ago as lower wage costs and computerisation charges were offset by higher revenue-related charges.

Compared to the previous quarter, costs rose 1% as higher base salaries and bonus accruals were largely offset by lower non-staff costs.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	1st Qtr 2008	1st Qtr 2007	% chg	4th Qtr 2007	% chg
General allowances (GP)	90	102	(12)	66	36
Specific allowances (SP) for loans	37	1	>100	16	>100
Singapore	23	(18)	NM	(5)	NM
Hong Kong	15	19	(21)	15	-
Other countries	(1)	-	NM	6	NM
Specific allowances (SP) for securities, properties and other assets 1/	13	2	>100	100	(87)
Total	140	105	33	182	(23)

Note:
1/ Excludes one-time items

Specific allowances for loans amounted to $37 million or 13 basis points of average loans. While higher than both comparative periods, they were within the range of recent quarters. The charges in Singapore and Hong Kong were largely for corporate and SME loans.

Specific allowances for non-loan assets fell to $13 million from $100 million in the previous quarter, which had included significant charges for collateralised debt obligations.

General allowances of $90 million were made in view of the first quarter's loan growth, compared with $102 million a year ago. General allowances were higher than the $66 million in the previous quarter, which included allowances set aside for collateralised debt obligations.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected income items							
1st Qtr 2008							
Net interest income	326	190	206	325	130	(120)	1,057
Non-interest income	160	120	158	(20)	40	48	506
Expenses	255	94	98	132	13	64	656
Allowances for credit and other losses	5	15	76	23	13	8	140
Profit before tax	226	201	190	152	144	(123)	790
4th Qtr 2007 1/							
Net interest income	418	202	218	276	98	(153)	1,059
Non-interest income	137	97	38	25	12	115	474
Expenses	289	105	126	155	5	(32)	648
Allowances for credit and other losses	4	21	48	-	194	(85)	182
Profit before tax	312	173	82	148	(89)	109	735
1st Qtr 2007							
Net interest income	450	194	158	180	62	(70)	974
Non-interest income	144	118	192	68	18	28	568
Expenses	266	91	88	128	11	74	658
Allowances for credit and other losses	9	18	43	1	-	34	105
Profit before tax	319	203	219	124	69	(129)	805
Selected balance sheet and other items							
31 Mar 2008							
Total assets before goodwill	32,874	23,876	64,119	91,445	28,734	4,564	245,612
Total liabilities	85,003	21,383	35,181	58,315	1,837	26,277	227,996
Capital expenditure for 1st Qtr 2008	5	2	1	1	-	5	14
Depreciation for 1st Qtr 2008	7	1	1	3	-	22	34
31 Dec 2007							
Total assets before goodwill	32,148	22,738	56,569	84,444	27,930	3,920	227,749
Total liabilities	83,171	21,311	30,733	47,667	1,458	26,093	210,433
Capital expenditure for 4th Qtr 2007	27	1	3	4	-	42	77
Depreciation for 4th Qtr 2007	6	1	2	3	-	20	32
31 Mar 2007							
Total assets before goodwill	31,018	20,956	45,097	75,205	28,698	3,107	204,081
Total liabilities	77,803	19,697	23,438	42,141	1,384	23,681	188,144
Capital expenditure for 1st Qtr 2007	13	-	2	9	-	6	30
Depreciation for 1st Qtr 2007	6	1	1	3	-	21	32

Note:
1/ Allowances for credit and other losses and profits exclude one-time items

Consumer Banking's (CBG) net interest income fell from both the previous quarter and a year ago as lower deposit margins in Singapore more than offset higher loan loan and deposit volumes. Non-interest income fell from the previous quarter due to a decline in wealth management product sales. Expenses were lower than both comparative periods due to lower operating costs, while wage costs were stable. Specific and general allowances remained low during the quarter.

Enterprise Banking's (EB) net interest income fell from the previous quarter as higher loan and deposit volumes were more than offset by lower deposit margins. The increase in non-interest income from the previous quarter was due to higher sales of treasury products. Expenses were lower than the previous quarter due to lower operating costs. Against both comparative periods, specific allowances were lower while general allowances rose.

Corporate and Investment Banking's (CIB) net interest income was lower than the previous quarter as higher loan and deposit volumes were more than offset by a decline in interest margins. Compared to a year ago, interest income rose due to loan and deposit volume growth. Non-interest income was lower than a year ago, when there were higher gains from the sale of equity investments. Non-interest income improved from the previous quarter, which included losses for Rosa. Expenses fell from the previous quarter due to lower operating costs. Allowances were higher than both comparative periods due to increased general allowances.

Global Financial Markets' (GFM) net interest income rose from both comparative periods. Non-interest income recorded a loss due to wider credit spreads and an $86 million charge for Rosa, which were only partially offset by higher gains from the sale of securities.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as investments of the Group's excess liquidity. Allowances declined from the previous quarter, when charges were made for investment CDOs with exposures to US sub-prime mortgages.

Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
1st Qtr 2008						
Net interest income	721	225	41	41	29	1,057
Non-interest income	247	177	36	40	6	506
Expenses	401	173	34	34	14	656
Allowances for credit and other losses	97	19	12	7	5	140
Profit before tax	473	210	33	58	16	790
4th Qtr 2007 [1/]						
Net interest income	706	251	35	44	23	1,059
Non-interest income	260	156	26	18	14	474
Expenses	371	189	30	41	17	648
Allowances for credit and other losses	112	27	13	22	8	182
Profit before tax	486	191	24	22	12	735
1st Qtr 2007						
Net interest income	648	271	17	22	16	974
Non-interest income	343	135	28	52	10	568
Expenses	428	170	21	27	12	658
Allowances for credit and other losses	59	22	-	6	18	105
Profit before tax	511	214	24	60	(4)	805
Total assets before goodwill						
31 Mar 2008	165,837	47,670	11,667	8,817	11,621	245,612
31 Dec 2007	149,462	47,664	10,905	8,199	11,519	227,749
31 Mar 2007	133,324	45,960	7,944	6,142	10,711	204,081

Note:
1/ Allowances for credit and other losses and profits exclude one-time items

Singapore

Net interest income was higher than both comparative periods as loans and deposits in Singapore expanded. Non-interest income was lower than the previous quarter due to a decline in capital market activities. It was lower than a year ago due to losses for Rosa.

Expenses were higher than the previous quarter due to higher wage costs.

Allowances were lower than the previous quarter as the impact of charges for CDOs in the previous quarter was partially offset by higher general allowances. Allowances were higher than a year ago due to charges for specific allowances compared to a write-back in first quarter 2007.

Hong Kong

The first quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 4% from the previous quarter and 8% from a year ago.

Net interest income was below both comparative periods as higher loan volumes were more than offset by a decline in interest margins.

Non-interest income was higher than a year ago as well as the previous quarter from higher sales of treasury products for SME customers.

Expenses fell from the previous quarter due to lower operating costs. Allowances were lower than the previous quarter due to lower general allowances.

CUSTOMER LOANS [1/]

($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
Gross	115,660	109,774	95,785
Less:			
Specific allowances	437	436	532
General allowances	996	905	959
Net total	114,227	108,433	94,294
By business unit			
Consumer Banking	31,116	31,213	30,196
Enterprise Banking	22,343	22,334	20,915
Corporate and Investment Banking	55,572	48,940	38,757
Others	6,629	7,287	5,917
Total (Gross)	115,660	109,774	95,785
By geography			
Singapore	67,294	62,019	52,585
Hong Kong	29,423	29,141	28,647
Rest of Greater China	6,916	6,371	4,770
South and South-east Asia	5,198	4,737	3,546
Rest of the world	6,829	7,506	6,237
Total (Gross)	115,660	109,774	95,785
By industry			
Manufacturing	15,457	14,469	12,512
Building and construction	14,403	13,004	10,700
Housing loans	26,581	26,306	25,776
General commerce	11,057	10,042	8,852
Transportation, storage & communications	11,511	11,169	9,249
Financial institutions, investment & holding companies	14,236	13,919	12,703
Professionals & private individuals (except housing loans)	10,022	9,758	8,693
Others	12,393	11,107	7,300
Total (Gross)	115,660	109,774	95,785
By currency and fixed/variable pricing			
Singapore dollar	45,902	42,675	38,066
Fixed rates	11,769	10,597	8,694
Floating or adjustable rates	34,133	32,078	29,372
Hong Kong dollar	26,344	26,012	26,592
Fixed rates	608	614	700
Floating or adjustable rates	25,736	25,398	25,892
US dollar	27,406	25,595	17,542
Fixed rates	1,992	1,595	242
Floating or adjustable rates	25,414	24,000	17,300
Others	16,008	15,492	13,585
Fixed rates	2,711	2,858	1,298
Floating or adjustable rates	13,297	12,634	12,287
Total (Gross)	115,660	109,774	95,785

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Gross customer loans expanded 5% from the previous quarter to $115.7 billion. While loans rose in most regions, the first quarter's growth was led by corporate borrowing in Singapore for domestic and overseas activities. Singapore housing loans also grew during the quarter. In Hong Kong, loans rose 5% in local-currency terms from the previous quarter as both SME and housing loans increased.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2008						
Consumer Banking	229	62	311	0.7	163	379
Enterprise Banking	671	324	220	3.0	81	159
Corporate and Investment Banking	226	54	555	0.4	269	409
Others	62	53	(32)	0.9	34	41
Total non-performing loans (NPL)	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities	109	7	130	-	125	344
Total non-performing assets (NPA)	1,464	660	1,366	-	138	241
31 Dec 2007						
Consumer Banking	238	65	312	0.8	158	368
Enterprise Banking	690	342	220	3.1	82	154
Corporate and Investment Banking	178	50	489	0.4	302	641
Others	62	34	(41)	0.9	(10)	(13)
Total non-performing loans (NPL)	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets (NPA)	1,442	652	1,292	-	135	245
31 Mar 2007						
Consumer Banking	318	88	301	1.1	122	284
Enterprise Banking	730	363	206	3.5	78	145
Corporate and Investment Banking	282	124	386	0.7	181	366
Others	70	26	107	1.2	190	538
Total non-performing loans ("NPL")	1,400	601	1,000	1.5	114	231
Debt securities	37	16	76	-	249	565
Contingent liabilities	23	8	126	-	571	1,147
Total non-performing assets ("NPA")	1,460	625	1,202	-	125	254

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GF+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2008						
Singapore	494	227	425	0.8	132	255
Hong Kong	419	186	284	1.5	112	202
Rest of Greater China	76	28	94	0.9	159	438
South and South-east Asia	65	42	137	0.8	275	339
Rest of the World	134	10	114	1.2	93	173
Total non-performing loans	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities	109	7	130	-	125	344
Total non-performing assets	1,464	660	1,366	-	138	241
31 Dec 2007						
Singapore	533	237	414	1.0	122	244
Hong Kong	418	174	284	1.5	109	190
Rest of Greater China	80	28	87	1.0	144	463
South and South-east Asia	71	41	116	0.9	221	281
Rest of the World	66	11	79	0.5	137	849
Total non-performing loans	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets	1,442	652	1,292	-	135	245
31 Mar 2007						
Singapore	780	332	465	1.7	102	221
Hong Kong	361	161	291	1.3	125	233
Rest of Greater China	67	20	63	1.2	124	389
South and South-east Asia	111	63	79	2.0	127	172
Rest of the World	81	25	102	0.9	157	380
Total non-performing loans	1,400	601	1,000	1.5	114	231
Debt securities	37	16	76	-	249	565
Contingent liabilities	23	8	126	-	571	1,147
Total non-performing assets	1,460	625	1,202	-	125	254

By industry ($m)	31 Mar 2008		31 Dec 2007		31 Mar 2007	
	NPA	SP	NPA	SP	NPA	SP
Manufacturing	328	156	336	160	278	155
Building and construction	73	18	69	19	80	39
Housing loans	145	32	152	35	197	51
General commerce	273	138	286	143	333	151
Transportation, storage & communications	8	4	21	5	25	12
Financial institutions, investment & holding companies	114	9	54	8	170	47
Professionals & private individuals (except housing loans)	127	56	126	55	173	63
Others	120	80	124	66	144	83
Total non-performing loans	1,188	493	1,168	491	1,400	601
Debt securities	167	160	160	152	37	16
Contingent liabilities	109	7	114	9	23	8
Total non-performing assets	1,464	660	1,442	652	1,460	625

By loan classification ($m)	31 Mar 2008		31 Dec 2007		31 Mar 2007	
	NPA	SP	NPA	SP	NPA	SP
Non-performing assets						
Substandard	846	63	845	73	890	69
Doubtful	373	351	338	319	215	201
Loss	245	246	259	260	355	355
Total	1,464	660	1,442	652	1,460	625
Restructured assets						
Substandard	171	22	168	27	200	25
Doubtful	30	27	25	23	52	49
Loss	37	37	38	38	43	43
Total	238	86	231	88	295	117

By collateral type ($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
	NPA	NPA	NPA
Unsecured non-performing assets	842	794	720
Secured non-performing assets by collateral type			
Properties	385	376	497
Shares and debentures	19	24	53
Fixed deposits	9	13	39
Others	209	235	151
Total	1,464	1,442	1,460

By period overdue

($m)	31 Mar 2008 NPA	31 Dec 2007 NPA	31 Mar 2007 NPA
Not overdue	559	542	332
<90 days overdue	284	255	297
91-180 days overdue	108	94	160
>180 days overdue	513	551	671
Total	1,464	1,442	1,460

Non-performing loans (NPLs) fell 15% from a year ago but rose 2% from the previous quarter to $1.19 billion on an expanded loan base. The NPL rate fell to 1.0% from 1.5% a year ago and 1.1% in the previous quarter. NPL rates for all regions and businesses were either better than or similar to the previous quarter except for Rest of the World.

Including debt securities and contingent liabilities, the amount of non-performing assets was similar to a year ago and rose 2% from the previous quarter to $1.46 billion. Two-fifths of these non-performing assets were still current in their payments.

Allowance coverage amounted to 138% compared to 135% in the previous quarter and 125% a year ago.

FUNDING SOURCES

($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
Customer deposits [1/]	157,379	153,572	136,443
Interbank liabilities [2/]	21,376	16,481	12,205
Other borrowings and liabilities [2/]	51,848	43,057	41,843
Shareholders' funds	20,850	20,481	19,430
Total	251,453	233,591	209,921

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1]

($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
By currency and product			
Singapore dollar	88,440	84,099	74,591
Fixed deposits	27,523	27,708	23,286
Savings accounts	49,772	46,622	42,334
Current accounts	10,512	9,258	8,440
Others	633	511	531
Hong Kong dollar	22,706	24,775	23,493
Fixed deposits	15,402	17,302	16,751
Savings accounts	4,618	4,556	4,254
Current accounts	1,904	1,935	1,769
Others	782	982	719
US dollar	27,489	28,507	25,918
Fixed deposits	18,688	20,375	19,214
Savings accounts	1,791	1,849	1,647
Current accounts	4,772	3,976	3,284
Others	2,238	2,307	1,773
Others	18,744	16,191	12,441
Fixed deposits	13,653	13,152	10,724
Savings accounts	683	778	532
Current accounts	2,164	1,477	812
Others	2,244	784	373
Total	157,379	153,572	136,443
Fixed deposits	75,266	78,537	69,975
Savings accounts	56,864	53,805	48,767
Current accounts	19,352	16,646	14,305
Others	5,897	4,584	3,396

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 2% from the previous quarter. Singapore-dollar deposits grew 5% with all of the increase coming from savings and current accounts as fixed deposits declined slightly during the quarter.

Hong Kong-dollar deposits fell 4% in local-currency terms during the quarter due to a decline in fixed deposits. US-dollar deposits also declined due to a reduction in fixed deposits.

OTHER BORROWINGS & LIABILITIES

($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
Subordinated term debts[1]	8,704	8,954	6,293
Other debt securities in issue			
Due within 1 year	974	960	4,038
Due after 1 year	366	239	294
Comprising:			
Secured [2]	425	369	3,124
Unsecured	915	830	1,208
Others	41,804	32,904	31,218
Total	51,848	43,057	41,843

Notes:
1/ All subordinated term debts issued are unsecured and due after 1 year
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 April 2007 to 31 March 2008. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 April 2007 to 31 March 2008		
($m)	As at 31 March 2008	Average	High	Low
Total	31	20	43	7

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 April 2007 to 31 March 2008.


DBSH Group VaR for Trading Book
No. of Days
20
18
16
14
12
10
8
6
4
2
0
>5-6
>7-8
>9-10
>11-12
>13-14
>15-16
>17-18
>19-20
>21-22
>23-24
>25-26
>27-28
>29-30
>31-32
>33-34
>35-36
>37-38
>39-40
>41-42
>43-44
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 Apr 2007 to 31 Mar 2008)
No. of days
30
25
20
15
10
5
0
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Mar 2008	31 Dec 2007 [1/]	31 Mar 2007 [1/]
Tier 1			
Share capital	4,178	4,164	4,094
Disclosed reserves and others	18,289	18,092	16,833
Less: Tier 1 Deductions	(5,999)	(5,897)	(5,879)
Eligible Tier 1	16,468	16,359	15,048
Tier 2			
Loan allowances admitted as Tier 2	583	1,210	1,127
Subordinated debts	6,890	7,087	4,998
Revaluation surplus from equity securities	100	177	240
Less: Tier 2 Deductions	(114)	(102)	(43)
Total eligible capital	23,927	24,731	21,370
Risk-weighted assets	178,678	184,601	156,991
Capital adequacy ratio (%)			
Tier 1 ratio	9.2	8.9	9.6
Tier 2 ratio	4.2	4.5	4.0
Total (Tier 1 & 2) ratio	13.4	13.4	13.6

Note:
1/ Figures have been reclassified to make them consistent with the current quarter's presentation

In 2007, the Monetary Authority of Singapore (MAS) approved the Group's application to adopt the Basel II Internal Ratings-Based Approach (IRBA), with effect from 1 January 2008, for computing part of its regulatory capital requirements. The approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. The Group's capital adequacy ratio for 31 March 2008 is computed on this basis and in accordance with MAS Notice 637 which took effect on 1 January 2008. The capital adequacy ratios for 31 December 2007 and 31 March 2007 are computed in accordance with the preceding MAS Notice 637 that was first issued on 28 May 2004.

The adoption of IRBA for the approved portfolios has resulted in a better alignment of capital requirements with their inherent risk profiles, with reductions in risk weights observed for top-tier corporates as well as housing loans. At the same time, additional capital has been set aside for operational risk and certain trading instruments.

The Group will continue to evaluate the risk and return profiles for its risk-weighted assets to ensure that adequate capital is maintained in tandem with the Group's risk appetite and optimally allocated for maximum returns. For this purpose, management will also be guided by ongoing efforts to manage its portfolio of businesses along economic capital principles.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	31 Mar 2008	31 Dec 2007	31 Mar 2007
Properties	677	650	384
Financial investments	(29)	43	25
Total	648	693	409

The amount of unrealised valuation surplus for properties rose from the previous quarter as market valuations improved, while the valuation surplus for financial investments fell.

Unaudited Consolidated Income Statement

In $ millions	1st Qtr 2008	1st Qtr 2007[1/]	+/(-) %	4th Qtr 2007	+/(-) %
Income					
Interest income	2,147	2,124	1	2,352	(9)
Interest expense	1,090	1,150	(5)	1,293	(16)
Net interest income	1,057	974	9	1,059	-
Net fee and commission income	353	309	14	379	(7)
Net trading income	(161)	171	NM	(25)	(>100)
Net income from financial instruments designated at fair value	85	(46)	NM	4	>100
Net income from financial investments	211	124	70	104	>100
Other income	18	10	80	12	50
Total income	1,563	1,542	1	1,533	2
Expenses					
Employee benefits	352	360	(2)	323	9
Depreciation of properties and other fixed assets	34	32	6	32	6
Other expenses	270	266	2	293	8
Allowances for credit and other losses	140	105	33	249	(44)
Total expenses	796	763	4	897	(11)
Profit	767	779	(2)	636	21
Share of profits of associates	23	26	(12)	32	(28)
Profit before tax	790	805	(2)	668	18
Income tax expense	151	152	(1)	140	8
Net profit	639	653	(2)	528	21
Attributable to:					
Shareholders	603	617	(2)	491	23
Minority interests	36	36	-	37	(3)
	639	653	(2)	528	21

Note:
1/ Figures have been reclassified to make them consistent with the current quarter's presentation

Unaudited Balance Sheets

In $ millions	GROUP 31 Mar 2008	GROUP 31 Dec 2007 [1]	GROUP 31 Mar 2007	COMPANY 31 Mar 2008	COMPANY 31 Dec 2007 [1]	COMPANY 31 Mar 2007
ASSETS						
Cash and balances with central banks	**13,274**	18,564	10,570			
Singapore Government securities and treasury bills	**17,604**	15,433	15,333			
Due from banks	**26,874**	23,304	22,872			
Financial assets at fair value though profit or loss [2]	**17,675**	19,543	20,042			
Positive replacement values	**23,053**	13,119	8,516			
Loans and advances to customers	**113,624**	106,344	92,568			
Financial investments	**21,284**	19,182	23,656			
Securities pledged	**2,345**	4,115	3,299			
Subsidiaries	**-**	-	-	**6,758**	6,748	6,977
Investments in associates	**656**	715	597			
Goodwill on consolidation	**5,841**	5,842	5,840			
Properties and other fixed assets	**1,490**	1,534	1,446			
Deferred tax assets	**21**	25	18			
Other assets	**7,732**	5,871	5,164			
TOTAL ASSETS	**251,453**	233,591	209,921	**6,758**	6,748	6,977
LIABILITIES						
Due to banks	**20,590**	15,464	11,165			
Due to non-bank customers	**150,558**	145,368	126,913			
Financial liabilities at fair value through profit or loss [3]	**15,062**	18,242	21,898			
Negative replacement values	**22,534**	12,554	8,257			
Bills payable	**499**	380	497			
Current tax liabilities	**925**	882	830			
Deferred tax liabilities	**97**	172	119			
Other liabilities	**7,687**	7,218	7,840	**4**	7	6
Other debt securities in issue	**1,340**	1,199	4,332			
Subordinated term debts	**8,704**	8,954	6,293			
TOTAL LIABILITIES	**227,996**	210,433	188,144	**4**	7	6
NET ASSETS	**23,457**	23,158	21,777	**6,754**	6,741	6,971
EQUITY						
Share capital	**4,178**	4,164	4,094	**4,178**	4,164	4,094
Treasury shares	**(105)**	(102)	(111)	**(30)**	(27)	-
Other reserves	**7,435**	7,680	7,298	**37**	37	53
Revenue reserves	**9,342**	8,739	8,149	**2,569**	2,567	2,824
SHAREHOLDERS' FUNDS	**20,850**	20,481	19,430	**6,754**	6,741	6,971
Minority interests	**2,607**	2,677	2,347	**-**	-	-
TOTAL EQUITY	**23,457**	23,158	21,777	**6,754**	6,741	6,971
OFF BALANCE SHEET ITEMS						
Contingent liabilities	**15,284**	14,656	12,984			
Commitments	**86,509**	92,305	87,880			
Financial derivatives	**1,337,019**	1,816,007	1,636,225			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.39	4.39	4.56
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.26	4.25	4.45

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Minority Interests	Total equity
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	2,677	23,158
Exercise of share options	14						14
Net exchange translation adjustments and others				(15)		(64)	(79)
Share of associates' reserves				(19)			(19)
Cost of share-based payments				5			5
Share buyback during the period			(3)				(3)
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				(97)			(97)
- Transferred to income statement on sale				(193)			(193)
- Tax on items taken directly to or transferred from equity				74			74
Net profit for the period					603	36	639
Dividends paid to minority interests						(41)	(41)
Change in minority interests						(1)	(1)
Balance at 31 March 2008	4,112	66	(105)	7,435	9,342	2,607	23,457
Balance at 1 January 2007	3,976	66	(111)	7,182	7,562	2,371	21,046
Exercise of share options	52						52
Net exchange translation adjustments				(9)		(15)	(24)
Share of associates' reserves				2			2
Cost of share-based payments				(25)			(25)
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				148			148
- Transferred to income statement on sale				(45)			(45)
- Tax on items taken directly to or transferred from equity				15			15
Net profit for the period					617	36	653
Appropriation from income statement [1/]				30	(30)		-
Dividends paid to minority interests						(45)	(45)
Balance at 31 March 2007	4,028	66	(111)	7,298	8,149	2,347	21,777

Note:
1/ Includes appropriation from prior year's net profit

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Other reserves	Treasury Shares	Revenue reserve	Total equity
Balance at 1 January 2008	4,098	66	37	(27)	2 567	6,741
Exercise of share options	14					14
Net profit for the period					2	2
Share buyback during the period				(3)		(3)
Balance at 31 March 2008	4,112	66	37	(30)	2 569	6,754
Balance at 1 January 2007	3,976	66	53	-	2 824	6,919
Exercise of share options	52					52
Balance at 31 March 2007	4,028	66	53	-	2 824	6,971

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Qtr 2008	1st Qtr 2007
Cash flows from operating activities		
Profit before tax	790	805
Adjustments for non-cash items:		
Allowances for credit and other losses	140	105
Depreciation of properties and other fixed assets	34	32
Share of profits of associates	(23)	(26)
Net gain on disposal of properties and other fixed assets	(3)	(2)
Net gain on disposal of financial investments	(211)	(124)
Profit before changes in operating assets & liabilities	727	790
Increase/(Decrease) in:		
Due to banks	5,126	3,302
Due to non-bank customers	5,190	4,821
Financial liabilities at fair value through profit or loss	(3,180)	2,190
Other liabilities including bills payable	10,223	784
Debt securities and borrowings	242	649
(Increase)/Decrease in:		
Change in restricted balances with central banks	(379)	160
Singapore Government securities and treasury bills	(2,123)	(2,065)
Due from banks	(3,568)	2,401
Financial assets at fair value through profit or loss	1,852	(3,828)
Loans and advances to customers	(7,424)	(7,499)
Financial investments	(2,155)	(1,177)
Other assets	(10,042)	(1,434)
Tax paid	(105)	(89)
Net cash (used in) operating activities (1)	(5,616)	(995)
Cash flows from investing activities		
Dividends from associates	35	33
Purchase of properties and other fixed assets	(14)	(30)
Proceeds from disposal of properties and other fixed assets	2	23
Acquisition of interest in associates	-	(4)
Net cash generated from investing activities (2)	23	22
Cash flows from financing activities		
Increase in share capital and share premium	14	52
Dividends paid to minority interests	(41)	(45)
Net cash (used in)/ generated from financing activities (3)	(27)	7
Exchange translation adjustments (4)	(17)	(7)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(5,637)	(973)
Cash and cash equivalents at 1 January	22,273	15,118
Cash and cash equivalents at 31 March	16,636	14,145

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the year ended 31 March 2008 is as follows:

At 1 January 2008	1,517,786,862
Exercise of share options pursuant to the DBSH Share Option Plan	1,050,340
At 31 March 2008	1,518,837,202

Weighted average number of shares for 1st quarter 2008	
- ordinary shares	1,518,194,461
- fully diluted	1,587,577,252

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Mar 2008	31 Dec 2007	31 Mar 2007
Conversion of non-voting CPS	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374
Exercise of share options	16,674,753	17,776,673	21,627,177

(c) The movement in the number of treasury shares for the quarter ended 31 March 2008 is as follows:

At 1 January 2008	4,933,401
Share buyback	189,000
At 31 March 2008	5,122,401

ADOPTION OF NEW OR REVISED FRS AND INT FRS

INT FRS 111: FRS 102 – Group and Treasury Share Transactions
INT FRS 111 provides clarification on circumstances when a share-based arrangement should be accounted for as an equity-settled or a cash-settled transaction. It also addresses the accounting for share-based payment transactions involving two or more entities within the Group. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
INT FRS 114 provides guidance on when refunds or reductions in future economic contributions for employee defined benefits should be regarded as available and how a minimum funding requirement might affect the availability of reductions in future contributions. It also explains how a minimum funding requirement may give rise to a liability. There is no material impact on the Group's financial statements arising from this new INT FRS.

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Frank Wong Kwong Shing, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Quarter ended 31 March 2008 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Frank Wong Kwong Shing
Chief Operating Officer

6 May 2008
Singapore

Ref No. 09/2008

DBS FIRST QUARTER EARNINGS AT SGD 603 MILLION

* * *

Earnings reflect business volume growth and disciplined cost management amid weaker financial markets

* * *

SINGAPORE, 7 May 2008 - DBS Group Holdings today reported net earnings of SGD 603 million for first quarter 2008, a 2% dip from a year ago as sustained business volume growth and disciplined cost management offset the impact of weak trading and capital markets activities.

Compared to the previous quarter, net earnings rose 8%, a result of lower allowances and higher net gains from the sale of investment securities. Although net fee income declined from weaker capital markets activities, business volumes in other areas were maintained.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Net interest income up 9% from year ago as loans increase

Net interest income of SGD 1.06 billion was 9% higher than a year ago and similar to the previous quarter.

Customer loans rose 5% during the quarter to SGD 114.2 billion, bringing growth to 21% from a year ago. While loan growth was broad-based, the largest increase during the quarter came from corporate borrowing.

Net interest margins fell two basis points from the previous quarter to 2.09%. In Singapore, asset yields declined due to lower interest rates despite widening credit spreads on loans. Declining asset yields were offset by an improving deposit mix and lower deposit costs. While prime-Hibor spreads widened during the quarter, Hong Kong margins fell partly due to a lag in the repricing of fixed deposit costs.

Net fee income up 14% from year ago

Net fee income rose 14% from a year ago to SGD 353 million, largely due to a 55% increase in loan syndication fees. Most other fee activities were comparable to a year ago. However, net fee income fell 7% from the previous quarter due to weaker capital market activities such as wealth management, investment banking and stockbroking. Weaker investor sentiment resulted in wealth management product sales falling 33% from the previous quarter to SGD 1.24 billion.

Net trading income recorded a net loss of SGD 161 million, compared to a net loss of SGD 25 million in the previous quarter and a net gain of SGD 171 million a year ago. A weaker credit environment linked with a previously-announced charge of SGD 86 million for Rosa resulted in losses recorded under net trading income.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

Net gain on financial investments rose from SGD 104 million in the previous quarter to SGD 211 million. The first quarter's gains included a profit of SGD 53 million arising from the initial public offering of Visa Inc.

Cost-income ratio improves to 42%

Expenses of SGD 656 million were similar to a year ago as costs continued to be carefully managed. Higher revenue-related costs were offset by a reduction in staff and computerisation expenses. The cost-income ratio improved from 43% a year ago to 42%. Compared to the previous quarter, expenses rose 1% as higher staff costs were largely offset by a reduction in non-staff expenses. Headcount was little changed from the previous quarter.

Asset quality remains good

The non-performing loan rate improved further to 1.0% from 1.5% a year ago and 1.1% in the previous quarter. The amount of non-performing assets of SGD 1.46 billion was little changed from a year ago but 2% higher than the previous quarter.

Specific allowances for loans of SGD 37 million or 13 basis points of average loans were within the range of recent quarters. Specific allowances for non-loan assets fell to SGD 13 million from SGD 100 million in the previous quarter, which had included substantial allowances for collateralised debt obligations. General allowances of SGD 90 million were taken on account of the strong loan growth during the quarter and were higher than the SGD 66 million taken in the previous quarter. Total allowance coverage rose to 138% from 135% in the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

Excluding one-time items, return on equity of 11.6% was lower than the 13.0% a year ago but better than the 10.9% in the previous quarter.

Under the Basel II framework adopted on 1 January 2008, DBS' regulatory capital adequacy ratio stood at 13.4%, with the tier-1 ratio at 9.2%. This compared with 13.4% and 8.9% respectively in the previous quarter under the previous regulatory framework.

DBS Chairman Koh Boon Hwee said, "Despite the challenging trading and capital markets environment, we continued to grow our customer franchise and increase business volumes, while remaining prudent and vigilant on costs. In the past quarter, DBS made breakthroughs into new markets like Taiwan and Vietnam and the bank continues to gain momentum in countries like China, Indonesia and India, where it recently received the approval to set up eight new branches."

The Board of Directors declared a one-tier tax-exempt quarterly dividend of 20 cents per share, similar to the previous quarter. A gross dividend of 20 cents per share less tax was paid a year ago.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

News Release

DBS

About DBS - Living, Breathing Asia
DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is the largest bank in the country as measured by assets, and a leading bank in Hong Kong. DBS' "AA-" and "Aa1" credit ratings are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local cultures and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expand its pan-Asia franchise by leveraging its growing presence in China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff which represent over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, please contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

END